UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 29, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Vertex Pharmaceuticals Incorporated

File No. 000-19319 - CF# 22284

Vertex Pharmaceuticals Incorporated submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 99.4 to a Form 8-K filed on July 2, 2004, as modified by the same contract refiled with fewer redactions as Exhibit 10.1 to the Form10-Q filed on August 11, 2008.

Based on representations by Vertex Pharmaceuticals Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99.4	through June 30, 2012

For the Commission, by the Division of Corporation Finance, pursuant to the delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support